MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2015

Cash flows from operating activities:		
Cash received for fees and commissions	$	300,000
Cash paid to suppliers		(615,945)
Cash and benefits related to employees		(142,526)
Net cash used in operating activities		(458,471)
Cash flows from investing activities:		
Purchase of furniture, fixtures and equipment		(2,516)
Net cash used in investing activities		(2,516)
Cash flows from financing activities:		
Contributions from member		365,000
Net cash provided by financing activities		365,000
Net decrease in cash		(95,987)
Cash at beginning of year		124,933
Cash at end of year	$	28,946

Reconciliation of Net Loss to Net Cash
Used In Operating Activities

Net loss	$	(467,492)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation expense		9,021
Changes in operating assets and liabilities:		
Net cash used in operating activities		(458,471)

The accompanying notes are an integral part of the financial statements.